Filed by MAF Bancorp, Inc. pursuant to
                                      Rule 425 under the Securities Act of 1933.

                                         Subject Company: Fidelity Bancorp, Inc.
                                                   (Commission File No. 1-12753)

           THE FOLLOWING NEWS RELEASE WAS ISSUED ON JANUARY 28, 2003:

FOR IMMEDIATE RELEASE
---------------------


For:     MAF Bancorp, Inc.                Contacts:   Jerry A. Weberling, Chief
         55th Street & Holmes Avenue                   Financial Officer
         Clarendon Hills, IL 60514                    Michael J. Janssen, Senior
                                                       Vice President
         www.mafbancorp.com                           (630) 325-7300

      MAF BANCORP REPORTS FOURTH QUARTER EARNINGS OF $.85 PER DILUTED SHARE
           AND CALENDAR 2002 RECORD RESULTS OF $3.11 PER DILUTED SHARE

Clarendon Hills, Illinois, January 28, 2003 - MAF Bancorp, Inc. (MAFB) announced today that earnings per share for the fourth quarter ended December 31, 2002 totaled $.85 per diluted share, up 10.4% from the $.77 per diluted share reported for last year's fourth quarter. For calendar 2002, the Company reported record results of $3.11 per diluted share, 21.5% ahead of the results reported for last year.

The fourth quarter earnings per share improvement compared to last year resulted primarily from substantially higher net interest income and gains from sale of loans, as well as increased fee income from deposit accounts. A lower effective income tax rate also added to earnings. These advances were partially offset by lower income from real estate development operations, higher amortization expense and impairment of mortgage servicing rights, a writedown of an investment security and higher non-interest expenses.

                           FOURTH QUARTER HIGHLIGHTS:

         o        Diluted EPS of $.85, up 10% from last year's fourth quarter;
         o Net interest margin of 3.08%, a 7 basis point improvement on a sequential quarter basis and 33 basis points ahead of a year ago;
         o        Return on average equity of 16.5% for the quarter;
         o        Record loan origination volume of $1.2 billion;
         o Deposit account service fees of $6.0 million, a 26% improvement over last year;
         o Loan sale volume of $537 million, generating gains of $7.4 million;
         o Signing of definitive agreement to acquire Fidelity Bancorp, Inc.;

Net income for the current quarter totaled $20.3 million, compared to $17.9 million in last year's fourth quarter. Return on average equity and return on average assets were 16.47% and 1.37%, respectively, in the current quarter compared to 16.96% and 1.34% in last year's fourth quarter. A decrease in goodwill amortization expense of $812,000 compared to last year added $.03 per diluted share to the current quarter's results and resulted from the implementation of Financial Accounting Standards No. 142 and 147, effective January 1, 2002.

                   NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income for the current quarter totaled $43.0 million compared to $34.6 million for last year's fourth quarter, an increase of 24.2%. The net interest margin expanded to 3.08%, seven basis points higher than the 3.01% reported for the quarter ended September 30, 2002, and considerably higher than last year's fourth quarter net interest margin of 2.75%. The margin expansion during the quarter was primarily due to the Company's continued success in lowering its funding costs, in large part a function of historically low interest rates. The Company's cost of interest-bearing liabilities was 3.16% for the quarter, 22 basis points lower than the 3.38% reported for the quarter ended September 30, 2002 and 107 basis points lower than the 4.23% reported in last year's fourth quarter. The cost of deposits declined to 2.25% for the quarter compared to 2.50% in the third quarter of 2002 and 3.51% for the quarter ended December 31, 2001. The lower deposit costs were principally due to the downward repricing of certificates of deposit and the success the Company has had in gathering and retaining low-cost core deposits.

Consistent with the drop in funding costs, asset yields also fell during the quarter, although their decline was not as significant as the drop in liability costs. The yield on average interest-earning assets declined by 14 basis points to 5.94% compared to 6.08% for the quarter ended September 30, 2002 and 6.61% in last year's fourth quarter. This decline was due to lower mortgage interest rates driving heavy mortgage loan refinancing activity. During the past three months, the average yield on the Company's loans receivable balance declined by 17 basis points to 6.29%. This decline was mitigated, however, by the receipt of $1.5 million in prepayment penalty income on various fixed-rate mortgage loans during the quarter. Although the heavy loan refinancing activity reduced asset yields, the Bank's strong asset-generation capabilities allowed it to reinvest these loan prepayments in new loans, contributing to strong loan sale profits.

The net interest margin was also positively impacted by the Federal Home Loan Bank of Chicago's declaration of a fourth quarter dividend on its stock at an annual rate of 6%, or 100 basis points higher than the quarter ended September 30, 2002. At December 31, 2002, the Company had an investment in FHLB stock of $170 million.

Average interest-earning assets in the current quarter grew to $5.60 billion, compared to $5.46 billion reported for the quarter ended September 30, 2002 and $5.05 billion reported for the fourth quarter of 2001. An increase in average loans receivable balances of $131 million during the past three months was the primary contributor to this asset growth.

                               LENDING PRODUCTION

Loan origination volume totaled $1.19 billion in the current quarter, 25% ahead of the $955.0 million reported for the quarter ended December 31, 2001 and 9.0% ahead of the $1.09 billion in loan production reported in the third quarter of 2002. Historically low mortgage interest rates led to large refinancing volumes. Long-term fixed rate loans remained attractive to consumers and loan sale activity in the quarter was strong, as the Company generally sells fixed-rate loans into the secondary market. The Company currently expects loan origination activity to continue to be strong into the first half of 2003, with corresponding heavy loan sale volumes and strong loan sale profits.

                               NON-INTEREST INCOME

Non-interest income decreased to $14.4 million in the current quarter, compared to $16.7 million reported for the quarter ended December 31, 2001. Higher amortization expense and impairment of mortgage servicing rights, lower income from real estate development operations and a writedown on an investment security all contributed to the lower non-interest income. These declines were offset in part by increases in deposit account service fees, gain on sales of loans and other income.

DEPOSIT ACCOUNT SERVICE FEES. Deposit account service fees totaled $6.0 million for the current quarter, up 26.2% from the $4.8 million reported for the quarter ended December 31, 2001. The continued strong growth in deposit account fee income was driven by fee increases and expansion of the Bank's checking account base through the Mid Town Bancorp acquisition, new branches and internal sales efforts. Checking accounts totaled 154,000 at December 31, 2002, 9.5% higher than a year ago.

REAL ESTATE DEVELOPMENT OPERATIONS. The Company's real estate development operations contributed $2.9 million to non-interest income in the current quarter compared to $6.0 million in last year's fourth quarter. The real estate income for the current quarter resulted from closings on 16 real estate lot sales in the TallGrass of Naperville subdivision, which generated income of approximately $700,000. In addition, the sale of a commercial parcel in the TallGrass development added $2.2 million to non-interest income. As of December 31, 2002, a total of 49 lots remained in the 952-lot TallGrass subdivision. The Company has also begun development in its new 326-lot Shenandoah subdivision in Plainfield, IL. To date, the Company has offered for sale a total of 159 lots in the first unit of this development. At December 31, 2002, 96 lots were under contract and are expected to close in the first half of 2003.

LOAN SALE GAINS AND LOAN SERVICING. Loan sale volume in the current quarter increased substantially to $536.9 million compared to $283.6 million for the quarter ended December 31, 2001 and $261.7 million in the third quarter of 2002. With this increased sale volume, along with higher margins, gains on sales of mortgage loans more than doubled compared to last year's fourth quarter, totaling $7.4 million in the current quarter compared to $3.4 million a year ago. Increased prepayment rates in the Bank's loans serviced for others portfolio due to higher loan refinancings reduced the value of mortgage servicing rights as of December 31, 2002, resulting in the establishment of an additional $650,000 impairment reserve on existing mortgage loan servicing rights. In addition to this charge, heavy loan prepayments led to increased amortization of mortgage servicing rights resulting in $1.7 million of loan servicing fee expense, net of servicing fees, compared to $378,000 last year.

INVESTMENT SECURITIES LOSSES AND OTHER INCOME. Losses from investment securities totaled $3.0 million in the current quarter, or $.08 per diluted share, resulting from the writedown of an $8.5 million floating-rate debt security that is in default following its maturity in the fourth quarter. The security is secured by various aircraft leased to a major carrier that filed for bankruptcy in the fourth quarter. Other non-interest income increased 17.1% to $2.7 million compared to $2.3 million in last year's fourth quarter. The increase is primarily due to higher loan fees and income from the Bank's mortgage reinsurance subsidiary.

                              NON-INTEREST EXPENSE

The ratio of total non-interest expense to average assets was 1.75% for the current quarter, compared to 1.69% in last year's fourth quarter and 1.76% in the quarter ended September 30, 2002. The Company's efficiency ratio, a measure of the amount of expense needed to generate each dollar of revenue, was 43.1% for the current quarter, compared to 43.9% in last year's fourth quarter and 45.8% for the quarter ended September 30, 2002. These ratios exclude the effect of gains, losses and writedowns on investment securities.

Non-interest expense totaled $26.0 million in the current quarter, compared to $22.5 million reported in last year's fourth quarter. Compensation and benefits expense totaled $15.4 million in the current quarter, compared to $13.0 million a year ago. This increase was primarily due to increased employee headcount from the Mid Town acquisition and three new branch openings, normal salary increases, higher medical costs and increased loan staffing and commission costs. Occupancy expenses increased by $654,000 in the current quarter compared to the comparable period a year ago, primarily the result of the additional Mid Town branch locations and other new branch locations opened by the Bank in the past year. Other non-interest expense increased by $1.0 million in the current quarter compared to last year's fourth quarter. The largest components of this increase were higher check losses and increased postage, telephone and loan expenses.

Income tax expense totaled $10.8 million in the current quarter, equal to an effective income tax rate of 34.7%, compared to $10.9 million or an effective tax rate of 37.9% for the quarter ended December 31, 2001. The decline in the effective tax rate was primarily due to the decline in non-deductible goodwill amortization expense, tax benefits related to a change in ESOP provisions and increased income from bank-owned life insurance.

                                 CREDIT QUALITY

Non-performing assets declined during the past three months to $27.8 million, or ..47% of total assets, compared to $29.6 million or .50% of total assets at September 30, 2002. A year ago, non-performing assets totaled $20.9 million, or ..37% of total assets. The Company recorded a provision for loan losses of $300,000 in the current quarter, and recorded $275,000 of net charge-offs. The Bank's allowance for loan losses was $19.5 million at December 31, 2002, equal to 77% of total non-performing loans, 70% of total non-performing assets and ..45% of total loans receivable. At December 31, 2002, 89% of the Company's loan portfolio consisted of loans secured by one-to-four family residential properties, including 9% relating to home equity loans and equity lines of credit. A total of 93% of non-performing assets consisted of loans secured by one-to-four family residential properties and one-to-four family foreclosed real estate.

                             BALANCE SHEET & CAPITAL

Total assets at December 31, 2002, were $5.94 billion, approximately $35 million higher than the level reported at September 30, 2002. Loan balances, which totaled $4.53 billion at December 31, 2002, were $56 million lower than the $4.59 billion balance three months ago. This stability was attributable to strong asset generation largely offsetting heavy loan refinancings. Loan balance declines were offset by increases in the balance of mortgage-backed securities, which totaled $365.6 million at December 31, 2002, $82.5 million higher than the $283.2 million reported three months ago. Total deposits increased to $3.75 billion, $54 million higher than the $3.70 billion reported at September 30, 2002. The Bank continues to be successful in its efforts to grow its core deposits. At

December 31, 2002, core deposits, comprised of checking, savings and money market accounts, accounted for 56.4% of total deposits, compared to 51.8% at December 31, 2001.

Borrowed funds totaled $1.56 billion at December 31, 2002 down modestly from $1.59 billion reported three months earlier. Total stockholders' equity increased by $19.3 million over the past three months, totaling $501.5 million at December 31, 2002. The book value per share at December 31, 2002 was $21.57 and the tangible book value per share was $17.18.

The Company previously announced a 500,000 share repurchase plan during the third quarter of 2001 of which 466,200 shares are remaining under the authorization. During the current quarter, the Company did not repurchase any shares of its common stock. The Bank's tangible, core and risk-based capital percentages of 6.78%, 6.78% and 11.85%, respectively, at December 31, 2002 exceeded all minimum regulatory capital requirements.

                  RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002

Diluted earnings per share for 2002 were a record $3.11 per share, 21.5% higher than the 2001 results of $2.56 per share. Net income totaled $74.0 million compared to $59.5 million in calendar 2001, an increase of 24.4%. Return on equity improved in the current year to 15.83% compared to 14.82% last year. The earnings improvement was due to substantial increases in net interest income, higher revenues from deposit account service fees, higher loan sale gains and the impact of the adoption of SFAS No. 142 and 147. These improvements were offset by higher mortgage servicing impairment charges and related expenses, lower real estate development income and higher operating expenses.

Net interest income improved by $26.8 million year-over-year, or approximately 20.4% as the net interest margin expanded by 29 basis points to 2.93% compared to 2.64% for calendar 2001 and average interest earning assets grew by 8.7%. The general decline in interest rates and a steeper U.S. Treasury yield curve led to these results as funding costs fell faster than asset yields during the year.

Gains on sales of loans totaled a record $16.3 million in calendar 2002, $7.6 million higher than the results from 2001. Strong loan refinancing activity and consumers' preference for fixed-rate mortgage loans, which the Company generally sells, led to the higher loan sale profits. Loan volume for calendar 2002 was a record $3.7 billion, more than 30% higher than the totals for 2001. With the heavy loan refinancings in 2002, however, mortgage servicing-related expenses increased considerably. Aggregate mortgage servicing impairment charges and related amortization expenses were $4.8 million in 2002 compared to $1.3 million last year.

Deposit account service fees totaled $22.2 million for the year ended December 31, 2002, 34.5% ahead of last year's results. This continues to be one of the Company's most consistent revenue growth areas. Income from real estate development operations was $9.7 million in the current year, compared to $11.5 million in 2001. Although down from last year's record results, the Company continued to enjoy substantial demand for its real estate lots during the year and currently expects to report higher real estate lot sale revenues in 2003.

Non-interest expense totaled $99.3 million in 2002, up 19.1% from the $83.4 million reported in calendar 2001. Compensation expense totaled $59.1 million in the current year compared to $48.2 million last year, the result of general increases in salaries and benefits costs, increases in costs associated with the Mid Town Bancorp acquisition, three new branches and higher staffing costs resulting from the large increase in loan volume. Occupancy expenses and other non-interest expenses also showed large year-over-year increases, for reasons cited in the discussion of the fourth quarter's results. Legal and professional expenses of approximately $800,000 attributable to resolution of the U.S. Department of Justice's review of the Company's mortgage lending practices also contributed to higher operating expenses. Goodwill amortization expense declined by $3.2 million in 2002, or $.13 per diluted share from adoption of SFAS No. 142 and No. 147. The efficiency ratio for 2002 improved to 46.4% compared to 47.0% last year.

                                OUTLOOK FOR 2003

In providing its first outlook for 2003, the Company indicated it currently expects earnings to be in the range of $3.30-$3.35 per diluted share, or an increase of 6%-8% over 2002. For the quarter ending March 31, 2003, management currently expects to report results in the range of $.84-$.87 per diluted share, including income from real estate operations of $1.3-$1.7 million.

The Company's projections for 2003 assume modest balance sheet growth, lower loan origination and loan sale volumes and a relatively unchanged yield curve. Based on the Company's expectation that the economy remains sluggish and the Federal Reserve does not begin tightening monetary policy until the fourth quarter of 2003, management expects the net interest margin for 2003 to be in a range of 2.82%-2.90%. The Company expects to report continued strong growth in fee income in 2003 and is currently projecting income from real estate development operations in the range of $12-$13 million for 2003. The projections also assume housing and mortgage activity in the Bank's markets will remain strong and credit quality will remain good.

On December 17, 2002, the Company announced it had reached an agreement to acquire Fidelity Bancorp in an all-stock transaction valued at approximately $101 million on the date of announcement. As previously disclosed, the Company expects this transaction to close in mid-2003 and be neutral to earnings per share for 2003. At December 31, 2002, Fidelity had assets of $730 million, deposits of $463 million and five branch offices in the Chicago area.

As previously announced on December 30, 2002, Mid America Bank reached an agreement with the U.S. Department of Justice that ended an inquiry into the Bank's home mortgage lending practices during the 1996-2000 period. As specified in the announcement, the Bank will undertake a number of actions over the next five years to promote its home mortgage lending in communities with significant minority populations. The estimated costs for 2003 associated with this agreement are reflected in the Company's 2003 earnings outlook.

MAF Bancorp is the parent company of Mid America Bank, a federally chartered stock savings bank. The Bank operates a network of 34 retail banking offices primarily in Chicago and its western suburbs. The Company's common stock trades on the Nasdaq Stock Market under the symbol MAFB.

                           Forward-Looking Information
                           ---------------------------

Statements contained in this news release that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future. Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of the Company and its subsidiaries include, but are not limited to, difficulties in achieving anticipated cost savings related to the operation of the acquired banking offices of Fidelity Bancorp or higher than expected costs related to the Fidelity transaction, unanticipated changes in interest rates, deteriorating economic conditions which could result in increased delinquencies in MAF's or Fidelity's loan portfolio, legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of MAF's or Fidelity's loan or investment portfolios, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in MAF's and Fidelity's market areas, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: The following notice is included to meet certain legal requirements.
   --------------------------------------------------------------------------

MAF will be filing a registration statement containing a proxy statement/prospectus and other documents regarding the proposed transaction with Fidelity Bancorp, Inc. with the Securities and Exchange Commission. Fidelity shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about MAF and Fidelity, and the proposed transaction. When available, copies of this proxy statement/prospectus will be mailed to Fidelity shareholders, and it and other documents filed by MAF or Fidelity with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or Fidelity at 5455 West Belmont Avenue, Chicago, Illinois 60641.

                       MAF BANCORP, INC. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)

                                                             THREE MONTHS ENDED          TWELVE MONTHS ENDED
                                                                 DECEMBER 31,                DECEMBER 31,
                                                             2002          2001           2002          2001
                                                           --------      --------       --------      --------
                                                                 (UNAUDITED)                    (UNAUDITED)
Interest income.....................................       $83,086        83,389        329,490        345,744
Interest expense....................................        40,102        48,782        171,465        214,497
                                                           -------        ------        -------        -------
   Net interest income..............................        42,984        34,607        158,025        131,247
Provision for loan losses...........................           300             -            300              -
                                                           -------        ------        -------        -------
   Net interest income after provision for loan
      losses........................................        42,684        34,607        157,725        131,247
Non-interest income:
   Gain (loss) on sale or writedown of:
      Loans receivable held for sale................         7,429         3,416         16,330          8,691
      Mortgage-backed securities....................             -             -             39             (2)
      Investment securities.........................        (2,951)           55             80            879
      Foreclosed real estate........................            23            (5)           179            347
   Income from real estate operations...............         2,869         6,015          9,717         11,484
   Deposit account service charges..................         6,023         4,772         22,239         16,535
   Loan servicing fee expense, net..................        (1,733)         (378)        (2,472)          (371)
   Impairment of mortgage servicing rights..........          (650)         (150)        (2,300)          (904)
   Brokerage commissions............................           779           677          2,702          2,371
   Other............................................         2,652         2,264          9,849          8,088
                                                           -------        ------        -------        -------
      Total non-interest income.....................        14,441        16,666         56,363         47,118
Non-interest expense:
   Compensation and benefits........................        15,445        13,003         59,098         48,221
   Office occupancy and equipment...................         3,062         2,408         11,670          9,011
   Federal deposit insurance premiums...............           159           160            667            617
   Data processing..................................           883           805          3,655          3,103
   Advertising and promotion........................         1,122           957          4,844          4,355
   Amortization of goodwill.........................             -           812              -          3,245
   Amortization of core deposit intangibles.........           408           355          1,649          1,333
   Other............................................         4,955         3,995         17,759         13,539
                                                           -------        ------        -------        -------
      Total non-interest expense....................        26,034        22,495         99,342         83,424
                                                           -------        ------        -------        -------
      Income before income taxes....................        31,091        28,778        114,746         94,941
Income taxes........................................        10,798        10,908         40,775         35,466
                                                           -------        ------        -------        -------
      Net income....................................       $20,293        17,870         73,971         59,475
                                                           =======        ======        =======        =======

Basic earnings per share............................       $   .87           .79           3.19           2.62
                                                           =======        ======        =======        =======
Diluted earnings per share..........................           .85           .77           3.11           2.56
                                                           =======        ======        =======        =======

                       MAF BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (Dollars in thousands)

                                                                                      DECEMBER 31,     DECEMBER 31,
                                                                                          2002             2001
                                                                                      ------------     -----------
                                                                                      (UNAUDITED)
ASSETS
------
Cash and due from banks.........................................................      $  134,265       $   82,540
Interest-bearing deposits.......................................................          28,210           29,367
Federal funds sold..............................................................         100,205          112,765
                                                                                      ----------       ----------
      Total cash and cash equivalents...........................................         262,680          224,672

Investment securities available for sale, at fair value.........................         308,235          355,461
Stock in Federal Home Loan Bank of Chicago, at cost.............................         169,708          132,081
Mortgage-backed securities available for sale, at fair value....................         365,638          142,158
Loans receivable held for sale..................................................         167,780          161,105
Loans receivable, net of allowance for losses of $19,483 and $19,607............       4,363,152        4,286,470
Accrued interest receivable.....................................................          27,513           28,761
Foreclosed real estate..........................................................           2,366            1,405
Real estate held for development or sale........................................          14,938           12,993
Premises and equipment, net.....................................................          72,492           63,815
Other assets....................................................................          80,713           80,448
Goodwill, net of accumulated amortization of $12,480............................          94,796           96,851
Core deposit intangibles, net of accumulated amortization of $8,777 and $7,128..           7,170            8,819
                                                                                      ----------       ----------
                                                                                      $5,937,181       $5,595,039
                                                                                      ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
   Deposits.....................................................................       3,751,237        3,557,997
   Borrowed funds...............................................................       1,556,500        1,470,500
   Advances by borrowers for taxes and insurance................................          37,700           38,484
   Accrued expenses and other liabilities.......................................          90,286           92,185
                                                                                      ----------       ----------
      Total liabilities.........................................................       5,435,723        5,159,166
                                                                                      ----------       ----------
Stockholders' equity:
   Preferred stock, $.01 par value; authorized 5,000,000 shares; none
      outstanding...............................................................               -                -
   Common stock, $.01 par value; 80,000,000 shares authorized; 25,420,650
      shares issued; 23,252,815 and 22,982,634 shares outstanding...............             254              254
Additional paid-in capital......................................................         204,710          201,468
Retained earnings, substantially restricted.....................................         343,222          286,742
Stock in Gain Deferral Plan; 223,453 shares.....................................             511              511
Accumulated other comprehensive income, net of tax..............................           4,819            3,672
Treasury stock, at cost; 2,391,288 and 2,661,469 shares.........................         (52,058)         (56,774)
                                                                                      ----------       ----------
      Total stockholders' equity................................................         501,458          435,873
                                                                                      ----------       ----------
                                                                                      $5,937,181       $5,595,039
                                                                                      ==========       ==========

                       MAF BANCORP, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                        (In thousands, except share data)

                                                                           DECEMBER 31,            DECEMBER 31,
                                                                               2002                    2001
                                                                          -------------           -------------

Book value per share..............................................        $      21.57            $     18.97
Tangible book value per share.....................................               17.18                  14.37
Stockholders' equity to total assets..............................                8.45%                  7.79%
Tangible capital ratio (Bank only)................................                6.78                   6.44
Core capital ratio (Bank only)....................................                6.78                   6.44
Risk-based capital ratio (Bank only)..............................               11.85                  11.31
Common shares outstanding:
   Actual.........................................................          23,252,815             22,982,634
   Basic (weighted average).......................................          23,162,422             22,691,053
   Diluted (weighted average).....................................          23,748,411             23,195,323
Non-performing loans..............................................        $     25,394            $    19,451
Non-performing assets.............................................              27,760                 20,856
Allowance for loan losses.........................................              19,483                 19,607
Non-performing loans to total loans...............................                 .58%                   .45%
Non-performing assets to total assets.............................                 .47                    .37
Allowance for loan losses to total loans..........................                 .45                    .45
Mortgage loans serviced for others................................        $  2,021,512            $ 1,401,607

                                                             THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                                DECEMBER 31,                   DECEMBER 31,
                                                           ------------------------       -------------------------
                                                              2002          2001             2002           2001
                                                           ----------    ----------       ----------     ----------
Average balance data:
   Total assets.....................................       $5,935,223    $5,318,109       $5,739,399     $5,214,475
   Loans receivable.................................        4,621,352     4,331,868        4,446,989      4,319,795
   Interest-earning assets..........................        5,599,191     5,048,495        5,409,877      4,975,278
   Deposits.........................................        3,439,602     3,093,957        3,415,207      2,958,748
   Interest-bearing liabilities.....................        5,036,363     4,573,794        4,897,694      4,538,854
   Stockholders' equity.............................          492,860       421,466          467,182        401,298
Performance ratios (annualized):
   Return on average assets.........................             1.37%         1.34%            1.29%          1.14%
   Return on average equity.........................            16.47         16.96            15.83          14.82
   Average yield on interest-earning assets.........             5.94          6.61             6.10           6.95
   Average cost of interest-bearing liabilities.....             3.16          4.23             3.51           4.73
   Interest rate spread.............................             2.78          2.38             2.59           2.22
   Net interest margin..............................             3.08          2.75             2.93           2.64
   Average interest-earning assets to average
      interest-bearing liabilities..................           111.18        110.38           110.46         109.62
   Non-interest expense to average assets...........             1.75          1.69             1.73           1.60
   Non-interest expense to average assets and loans
      serviced for others...........................             1.33          1.36             1.33           1.33
   Efficiency ratio.................................            43.12         43.92            46.36          47.00
Loan originations and purchases.....................       $1,192,583    $  954,969       $3,691,170     $2,827,594
Loans and mortgage-backed securities sold...........          536,907       283,574        1,375,196      1,019,945
Cash dividends declared per share...................              .15           .12              .60            .46


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